SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4 )*

                          RENT-A-WRECK OF AMERICA, INC.
                     ---------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                       -----------------------------------
                         (Title of Class of Securities)

                                   760098-10-3
                              ---------------------
                                 (CUSIP Number)

                     William L. Richter, Richter & Co., Inc.
      450 Park Avenue, 28th Floor, New York, New York 10022; (212) 421-6300
      ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notes and Communications)

                                January 17, 1997
                          ----------------------------
                          Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))


                               Page 1 of 15 Pages

                                       13D
CUSIP NO.   760098-10-3                                     Page  2  of 15 Pages
          ---------------

================================================================================
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S IDENTIFICATION NO. OR ABOVE PERSON

                  WILLIAM L. RICHTER

                  ###-##-####
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a) |X|

                                                                      (b) |_|
--------------------------------------------------------------------------------
     3       SEC USE ONLY



--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS (See Instructions)

                  OO

--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|


--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OR ORGANIZATION

                  United States

--------------------------------------------------------------------------------
                      7       SOLE VOTING POWER

  Number of                   2,229,590  (including  shares  shown on pages  3-4
                              hereof)
   Shares
                ----------------------------------------------------------------
                      8       SHARED VOTING POWER

Beneficially                  23,908

  Owned by
                ----------------------------------------------------------------
    Each              9       SOLE DISPOSITIVE POWER

  Reporting                   1,622,340  (including  shares  shown on pages  3-4
                              hereof)

                ----------------------------------------------------------------
   Person            10       SHARED DISPOSITIVE POWER

    With                      23,908

--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,253,498

--------------------------------------------------------------------------------
    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|


--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  39.9%

--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON (See Instructions)

                  IN

================================================================================

                                       13D
CUSIP NO.   760098-10-3                                    Page  3  of  15 Pages
          -------------

================================================================================
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S IDENTIFICATION NO. OR ABOVE PERSON

                  RICHTER INVESTMENT CORP.

--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                   (a) |X|

                                                                   (b) |_|
--------------------------------------------------------------------------------
     3       SEC USE ONLY



--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS (See Instructions)

                  N/A

--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|


--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OR ORGANIZATION

                  Delaware

--------------------------------------------------------------------------------
                     7       SOLE VOTING POWER
  Number of
                             1,897,725 (including shares shown on page 3 hereof)
   Shares
               -----------------------------------------------------------------
                     8       SHARED VOTING POWER
Beneficially

  Owned by
               -----------------------------------------------------------------
    Each             9       SOLE DISPOSITIVE POWER

  Reporting                  1,097,975 (including shares shown on page 3 hereof)

               -----------------------------------------------------------------
   Person           10       SHARED DISPOSITIVE POWER

    With

--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,897,725

--------------------------------------------------------------------------------
    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|


--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  34.1%

--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON (See Instructions)

                  CO

================================================================================

                                       13D
CUSIP NO.   760098-10-3                                     Page  4  of 15 Pages
          ----------------

================================================================================
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S IDENTIFICATION NO. OR ABOVE PERSON

                  RICHTER & CO., INC.

--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a) |X|

                                                                 (b) |_|
--------------------------------------------------------------------------------
     3       SEC USE ONLY



--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS (See Instructions)

                  N/A

--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|


--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OR ORGANIZATION

                  Delaware

--------------------------------------------------------------------------------
                        7       SOLE VOTING POWER
  Number of
                                       272,975
   Shares
                  --------------------------------------------------------------
                        8       SHARED VOTING POWER
Beneficially

  Owned by
                  --------------------------------------------------------------
    Each                9       SOLE DISPOSITIVE POWER

  Reporting                           272,975

                  --------------------------------------------------------------
   Person              10       SHARED DISPOSITIVE POWER

    With

--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    272,975

--------------------------------------------------------------------------------
    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|


--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.5%

--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON (See Instructions)

                  BD,CO

================================================================================

Item 1.           Security and Company.

                  This Statement relates to Common Stock, par value $.01 per share (the "Common Stock"), of Rent-A-Wreck of America, Inc. (the "Company" or the "Issuer"). The principal executive offices of the Company are located at 11460 Cronridge Drive, Suite 118, Owings Mills, Maryland 21117.

Item 2.           Identity and Background.

                  This Statement is being filed by:

                  (a) William L. Richter, Richter Investment Corp., a Delaware corporation ("RIC"), and Richter & Co., Inc., a Delaware corporation ("RCI").

                  (b) Office address: Richter & Co., Inc. 450 Park Avenue, 28th Floor, New York, New York 10022.

                  (c) William L. Richter is President of Richter & Co., Inc., which is a broker-dealer wholly owned by Richter Investment Corp., a holding company. Mr.
                           Richter is a director and Vice Chairman of the Company, and is a director and Co- Chairman of Avesis Incorporated, which markets and administers discount benefit programs. The names, residence or business addresses and present principal occupation or employment of the executive officers and directors of Richter Investment Corp. and Richter & Co, Inc. are set forth in Appendix 1 hereto and incorporated herein by this reference.

                  (d) To the best of the filing persons' knowledge, during the last five years, none of the persons named in this Item 2 or in Appendix 1 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) To the best of the filing persons' knowledge, during the last five years, none of the persons named in this Item 2 or in Appendix 1 hereto has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) All individuals named in this Item 2 or in Appendix 1 hereto are citizens of the United States.

Item 3.           Source and Amount of Funds or Other Consideration.

         A. RCI. RCI holds in its trading account shares of Issuer's Common Stock acquired (i) by open market purchases at various times from working capital, and (ii) in April 1989 pursuant to an Asset Purchase Agreement between RCI and Richter, Cohen & Co., a New York limited partnership. RCI purchased shares of Common Stock pursuant to the Asset Purchase Agreement for a total aggregate purchase price of $7,750 with funds from its working capital. Pursuant to the Asset Purchase Agreement, the purchase price may be adjusted upon the sale of such Common Stock by

                               Page 5 of 15 Pages

RCI as follows: (i) 100% of the sale proceeds in excess of $.50 up to $2.00 per share and (ii) 80% of the sale proceeds in excess of $2.00 per share, will be for the benefit of Richter, Cohen & Co. The purchase was made in conjunction with the succession of RCI to the broker/dealer business of Richter, Cohen & Co. in accordance with Rule 15b1-3 promulgated under the Securities Exchange Act of 1934.

                  RCI rendered placement and financial advisory services to Issuer in connection with a private offering (the "Offering") pursuant to Regulation D of the Securities Act of 1933, as amended ("Securities Act") by Issuer of 200 investment units ("Units") consisting of Convertible Debentures in the aggregate principal amount of $1,100,000 (the "Debentures") and Warrants to acquire 500,000 shares of Common Stock exercisable at $1.50 per share (the "Offering Warrants") as described in that certain Private Placement Agreement dated July 31, 1989 between Issuer and RCI. Each Unit consists of a Debenture in the principal amount of $5,500 and a Warrant to purchase 2,500 shares of Common Stock. The Debentures were mandatorily convertible at the option of the Issuer into shares of Series A Convertible Preferred Stock ("Series A Preferred") on the basis of $.80 in principal of Debentures for each share of Series A Preferred. The Debentures were converted to Series A Preferred on October 28, 1989 by the Company.

                  The Private Placement Agreement did not become effective until August 11, 1989 and was the event giving rise to Reporting Persons' initial
Schedule 13D filing. The Offering closed on October 18, 1989. In consideration for its services under the Private Placement Agreement, Issuer agreed to (i) pay to RCI a cash fee equal to 6% of the $1,100,000 proceeds of Offering and (ii) issue upon completion of the Offering a five-year warrant ("RCI Warrant") to acquire (x) 82,500 shares of Common Stock at an exercise price of $.80 per share and (y) 30,000 shares of Common Stock at $1.50 per share, each warrant to be on similar terms (other than exercise price) as the Offering Warrants.

                  The RCI Warrant was issued as follows:

                  (a) warrants to purchase 49,500 shares of Common Stock at $.80 per share in the name of RCI;

                  (b) warrants to purchase 18,000 shares of Common Stock at $1.50 per share in the name of RCI;

                  (c) warrants to purchase 33,000 shares of Common Stock at $.80 per share in the name of William L. Richter; and

                  (d) warrants to purchase 12,000 shares of Common Stock at $1.50 per share in the name of William L. Richter.

                  In February 1992, the Company extended an offer to all holders of the Corporation's option and warrants that were immediately exercisable to exercise at a reduced exercise price (the "Offer"). The Offer closed on March 13, 1992. In connection with the Offer, RCI exercised warrants to acquire 84,375 shares of Common Stock at an average price of $.328 per share (consisting of 61,875 shares at $.267 per share and 22,500 shares at $.50 per share), for an aggregate consideration of $27,750. The exercise price was paid with RCI's working capital.

                               Page 6 of 15 Pages

                  Effective on April 1, 1992, RCI was granted a five year warrant to acquire 100,000 shares of Common Stock at $1.25 per share as additional consideration for acting as financial advisor and assisting the Company with the initiation, design, structuring and negotiation of the Commercial Installment Sales and Financial Agreement with Agency Auto Sales, Inc. (RCI is also paid a fee of $75 per vehicle financed through the vehicle acquisition program funded through the agreement with Agency; such fees, however, may not exceed 4% of the maximum credit extended to the Company under the agreement.) Of those 100,000 warrants, 20,000 were assigned to Mr. Richter pursuant to the terms of his employment with RCI and another 20,000 were assigned to another employee of RCI. These warrants are exercisable from April 1, 1992 through March 31, 1997.

         B. RIC. RIC purchased 80 Units for an aggregate purchase price of $440,000 from working capital funds of RIC. As consideration for (i) a Bridge Loan of $300,000 to Issuer pursuant to a Loan Agreement, dated July 31, 1989 between RIC and Issuer, and (ii) a Commitment Letter, dated July 31, 1989 (the "Commitment") whereby RIC agreed to purchase all of the Unites which were not otherwise placed pursuant to the Offering, RIC received a five (5) year warrant ("RIC Warrant") to purchase 125,000 shares of Common Stock at an exercise price of $1.50 per share, subject to adjustment. Issuer has also paid to RIC a fee of $25,000.

                  The RIC Warrant was issued as follows:

                  (a) warrants for 75,000 shares of Common Stock in the name of RIC, and

                  (b) warrants for 50,000 shares of Common Stock in the name of William L. Richter.

                  RIC served as Trustee for the Debentures. The Debentures were converted to Series A Preferred on October 28, 1989 by the Company. RIC serves as voting trustee (via a "Proxy") for the holders of the Series A Preferred (other than management or former management of the Issuer) and, in that capacity, may vote 93.8% of the outstanding shares of such Series A Preferred (or, 1,349,750 shares out of 1,439,125) until the earlier of such time as each owner of record converts his or her Series A Preferred to Common Stock or less than $500,000, in the aggregate, of Series A Preferred remains outstanding. By virtue of his having 85.2% of the voting power of the outstanding stock of RIC, Mr. Richter also can be deemed to have voting control over such Series A Preferred. The Series A Preferred may be converted at any time at the option of the holder to Common Stock on a share-for-share basis.

                  In connection with the Offer, RIC exercised warrants to acquire 275,000 shares of Common Stock at $.50 per share, for an aggregate consideration of $137,500. The exercise price was paid with RIC's working capital. RIC continues to hold 550,000 shares of Series A Convertible Preferred Stock ("Series A Preferred") acquired in earlier private placements.

         C. William L. Richter. Mr. Richter is entitled to the aforementioned warrants otherwise issuable to RIC or RCI as compensation for his services to RCI and RIC. In his individual capacity, William L. Richter purchased 16 Units for an aggregate price of $88,000. Mr. Richter purchased 2 Units as Custodian for his son Ari J. Richter for an aggregate purchase price of $11,000. The Debentures, Offering Warrants and any Common Stock acquired upon conversion of the Debentures with the exercise of the Warrants are, and will be, acquired for investment purposes.

                               Page 7 of 15 Pages

                  In connection with the Offer, Mr. Richter exercised warrants held in his name as follows:

                                No. of Shares Subject           Exercise Price
  Security Exercised                 to Exercise                   per Share
  ------------------            ---------------------           --------------

        Warrant                         46,875                        .667

        Warrant                         31,406                       1.00

        Warrant                         41,250                        .267

        Warrant                        105,000                        .50
                                       -------                       ----
                                       224,531*                    $126,156*


                  * These figures include warrants to acquire 78,281 shares of Common Stock held in the name of Richter, Cohen & Co., a New York Limited Partnership that were either allocated to Mr. Richter under the terms of the limited partnership agreement or were purchased by him from other partners in that partnership and then exercised. The purchase price for this exercise was furnished by Mr. Richter to Richter, Cohen & Co., which, in turn, paid the Company. All such Common Stock has been issued in the name of Mr. Richter.

                  Further, in connection with the Offer, Mr. Richter caused his IRA to exercise warrants to acquire 25,000 shares of Common Stock at $.50 per share, for an aggregate consideration of $12,500. Mr. Richter also exercised on behalf of Ari J. Richter, his son, warrants to acquire 5,000 shares of Common Stock at $.50 per share, for an aggregate consideration of $2,500. (Such shares are held by Mr. Richter as custodian for his son under the Uniform Gift to Minors Act. Mr. Richter's son currently is over the age of legal majority.) On January 28, 1992, Sandra A. Richter, Mr. Richter's wife, purchased on the open market, through her IRA, 1,200 shares of Common Stock at $1.33 per share. Mr. Richter may be deemed to beneficially own the securities owned by his son and wife.

                  Mr.  Richter  owns 50% of the equity  securities  of  Richter,
Cohen & Co., Inc. ("RC&Co, Inc."). The remaining 50% is owned by another individual. Although Mr. Richter does not exercise sole control over RC&Co., Inc., Mr. Richter has included in the shares beneficially owned by him in this report the 22,708 shares of Common Stock owned by RC&Co., Inc. Such shares were purchased by a predecessor, Richter, Cohen & Co., a New York limited partnership, from its working capital in 1983 and distributed to its partners in 1989.

                  Securities  acquisitions  reported in this  Amendment No. 4 to
Schedule 13D were the result of additional shares of Series A Preferred becoming subject to the Proxy held by RIC. No funds were expended in connection with such transactions.

                               Page 8 of 15 Pages

Item 4.           Purpose of Transaction.

                  A.       RCI.
                           ----

                  RCI is holding in its trading account shares of Issuer's Common Stock. The shares of Common Stock were acquired as described in Item 3 of this filing. RCI, as compensation for its services to Issuer as Placement Agent in the Offering, received five-year warrants exercisable immediately upon issuance to purchase (i) 82,500 shares of Common Stock exercisable at $.80 per share and (ii) 30,000 shares of Common Stock exercisable at $1.50 per share. The warrants were issued upon completion of the Offering by Issuer as follows: (a) warrants to purchase 49,500 shares of Common Stock at $.80 per share in the name of RCI and (b) warrants to purchase 18,000 shares of Common Stock at $1.50 per share in the name of RCI, (c) warrants to purchase 33,000 shares of Common Stock at $.80 per share in the name of William L. Richter and (d) warrants to purchase 12,000 shares of Common Stock at $1.50 per share in the name of William L. Richter. Mr. Richter became entitled to these warrants as compensation for his services to RCI. The warrants and any shares of Common Stock acquired upon exercise of the warrants are, and will be, acquired for investment purposes and as compensation for services rendered by RCI to Issuer in connection with the Offering.

                  RCI may acquire additional shares of Common Stock for investment purposes in the ordinary course of business and may acquire shares of Common Stock upon exercise of the warrants. Additionally, RCI is a broker/dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and as such from time to time, has bought and sold Issuer's Common Stock for its own account.

                  B.       RIC.
                           ----

                  RIC  received,   as  compensation  for  the  Bridge  Loan  and
Commitment, warrants as follows: (a) warrants to purchase 75,000 shares of Common Stock in the name of RIC and (b) warrants to purchase 50,000 shares of Common Stock in the name of William L. Richter. Mr. Richter is entitled to these warrants pursuant to his employment agreement with RIC.

                  The funds used by RIC in making the purchase of the Units were from its working capital. Debentures and Warrants in favor of RIC, RCI and Mr. Richter and any shares of Common stock acquired by exercise of the Warrants or conversion of the Debentures were, and will be, acquired for investment purposes.

                  As noted in Item 3, RIC holds a Proxy to vote the Series A Preferred shares (except those held by management or former management of the Issuer). The Series A Preferred is convertible at any time and at the option of the holder, into shares of Common Stock of Issuer. The conversion is available on the basis of one share of Common Stock for one share of Series A Preferred Stock. The holders of the Series A Preferred Stock, as a class, have the right to elect a maximum of four (4) directors to the Board of Directors of Issuer (of which there shall be a maximum of seven (7) directors) until such time as less than $500,000 in Series A Preferred Stock remains outstanding at which time such right shall terminate and the remaining holders will have voting rights on an equal basis with holders of Common Stock.


                               Page 9 of 15 Pages

                  C.       William L. Richter.
                           -------------------

                  Mr. Richter acquired the Common Stock and warrants as noted in
Item 3 of this filing for investment purposes. Registration rights are held with respect to various of the securities reported herein.

                  Transactions reported in this Amendment No. 4 to Schedule 13D resulted from the expiration of derivative securities owned by Reporting
Persons, the sale of shares of Issuer Common Stock by RC & Co, Inc. and the transfer and conversion of Series A Preferred shares subject to the Proxy held by RIC. Shareholders other than Reporting Persons have investment control over such Series A Preferred shares.

Item 5.           Interest in Securities of the Company.

                  (a) The aggregate number and percentage of Common Stock beneficially owned by William L. Richter is 2,253,498 (including the securities referred to in the next sentence) and 39.9%, respectively. RIC is the beneficial owner of 1,897,725 shares of Common Stock or 34.1% (including the securities referred to in the next sentence). RCI is the beneficial owner of 272,975 shares of Common Stock or 6.5%.

                  The shares held by RCI include 46,600 shares of Common Stock held in RCI's trading account; warrants for 60,000 shares of Common Stock exercisable at $1.25 per share; warrants for 26,000 shares of Common Stock exercisable at $.80 per share; and warrants for 36,000 shares and options for 20,000 shares exercisable at $1.00 per share. (RCI also holds warrants for 45,000 shares and options for 25,000 shares exercisable at $1.15 per share on July 1, 2002, subject to accelerated vesting upon meeting certain performance targets.)

                  The shares held by RIC include the shares held by RCI, its wholly-owned subsidiary, and 1,349,750 shares of Preferred Stock deemed beneficially owned by RIC due to a proxy held by RIC to vote such shares. RIC also has investment control over 550,000 of the shares of Preferred Stock referred to in the previous sentence.

                  The shares held by Richter include the shares held by RIC and RCI (due to Mr. Richter's positions as an executive officer and director of such corporations); 178,750 shares of Preferred Stock; 13,750 shares of Preferred Stock and 6,200 shares of Common Stock held by family members; warrants to acquire 20,000 shares of Common Stock exercisable at $1.25 per share; warrants to acquire 20,000 shares of Common Stock exercisable at $.80 per share; warrants to acquire 24,000 shares and options to acquire 13,334 shares exercisable at $1.00 per share; and 22,708 shares of Common Stock held by a corporation of which Mr. Richter owns 50%, RC & Co, Inc. The shares of Preferred Stock described in this paragraph are also included in the number of shares deemed to be owned by RIC in the previous paragraph due to RIC's proxy. (Richter also holds warrants to acquire 30,000 shares and options to acquire 16,666 shares exercisable at $1.15 per share on July 1, 2002, subject to accelerated vesting upon meeting certain performance targets.)

                  (b) See Items 7 through 10 on the Cover Pages of this Amendment No. 4 to Schedule 13D.


                               Page 10 of 15 Pages

                  (c) The following transactions with respect to the Company's securities and involving the reporting persons have taken place during the preceding 60 days:

                           (i) In January 1997, stockholders unrelated to the Reporting Persons who have investment control over an aggregate of 59,625 Series A Preferred shares exercised their right to convert their shares for an equal number of Common Shares for no additional consideration. Upon conversion, the shares were no longer subject to the proxy held by RIC and are, therefore, no longer deemed to be beneficially held by RIC.

                           (ii) On February 26, 1997, RC & Co, Inc. sold 3,000 shares of Issuer Common Stock for $1.5625 per share and 11,000 shares for $1.50 per share. On February 28, 1997, RC & Co, Inc. sold 12,000 shares of Issuer Common Stock for $1.50 per share. The sales were effected through open market transactions.

                  (d) Other than the Series A Preferred shares reported herein as owned directly by Reporting Persons, other shareholders have the power to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Series A Preferred shares subject to the Proxy held by RIC.

                  (e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

         Except as described herein, there are no contracts, arrangements, understandings or relationships between the reporting persons and any other person with respect to any securities of the Company.

         Pursuant to the voting agreement entered into by the investors (other than management or former management of the Issuer) in connection with the previous Private Offerings, RIC holds the right to vote such shares of Series A Preferred. The holders of the Series A Preferred Stock, as a class, shall have the right to elect a maximum of four (4) designees to the Board of Directors of Issuer as provided above. Such right commenced with the issuance of the Series A Preferred Stock and terminate at such time that less than $500,000 of Series A Preferred Stock remains outstanding.

         A significant shareholder of the Company, David A. Schwartz, has pledged 800,000 of his shares of Common Stock of Issuer (the "Pledged Stock") to an unrelated third party ("Lender") as security for a loan made by said Lender to Mr. Schwartz (the "Schwartz Agreement"). RIC may, at its option, in the event of a default by Mr. Schwartz under the Schwartz Agreement, pay on Mr. Schwartz's behalf all sums then due and owing from Mr. Schwartz to Lender. Upon payment by RIC to Lender, RIC shall have a security interest in the Pledged Stock. Mr. Schwartz shall have sixty (60) days to repay RIC the amount paid by it plus interest. If Mr. Schwartz fails to repay RIC within such time, RIC shall be entitled to (i) retain such number of Pledged Shares evidencing the amount paid by it plus accrued interest or (ii) sell such number of Pledged Shares to third parties as required to repay RIC the amount plus accrued interest. The Pledged Stock constitutes approximately 19.6% of the Common Stock of Issuer outstanding (exclusive of any warrants, options or other agreements of any person to acquire Common Stock of Issuer).

                               Page 11 of 15 Pages

Item 7.  Material to be Filed as Exhibits.

1. Loan Agreement, dated July 31, 1989 between Richter Investment Corp. and Issuer. (1)

2. Private Placement Agreement, dated July 31, 1989 between Richter & Co., Inc. and Issuer. (1)

3. Commitment Letter, dated July 31, 1989 between Richter Investment Corp. and Issuer. (1)

4.       Form of Letter between David Schwartz and Richter Investment Corp. (1)

5.       Form of Letter between David  Schwartz,  Issuer and Richter  Investment
         Corp. (1)

6. Stock Purchase Warrant issued to Richter & Co., Inc. dated July 1, 1993 for the purchase of 93,000 shares of the Company's Common Stock. (2)

7. Stock Purchase Warrant issued to William L. Richter dated July 1, 1993 for the purchase of 62,000 shares of the Company's Common Stock. (2)

8. Voting Agreement among Richter Investment Corp. and certain holders of the Company's Series A Preferred Stock. (3)

9.       Certification of Joint Filing pursuant to Rule 13d-1(f).
----------------------------

(1)      Incorporated  by reference to Exhibits to  Reporting  Persons'  initial
         Schedule 13D for August 10, 1989.

(2) Incorporated by reference from the Company's Report on Form 8-K dated June 30, 1993.

(3) Incorporated by reference from the Company's Report on Form 10-K for the year ended March 31, 1990.

                               Page 12 of 15 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                  February  28, 1997


                                            /s/ William L. Richter
                                           -------------------------------------
                                           William L. Richter


                                           RICHTER & CO., INC.


                                           By: /s/ William L. Richter
                                               ---------------------------------
                                                    William L. Richter
                                                    President


                                           RICHTER INVESTMENT CORP.


                                           By: /s/ William L. Richter
                                               ---------------------------------
                                                    William L. Richter
                                                    President

                               Page 13 of 15 Pages

                                   Appendix 1

1.       Richter Investment Corp.
         ------------------------
         Directors
         ---------

         Benson A. Selzer                   315 E. 62nd St.                             Chairman, DRS Industries;
                                            New York, NY 10021                          officer and director of several other
                                                                                        public and private companies

         Richard L. Rubin                   40 Old Corner Road                          Professor of Political Science
                                            Bedford, New York 10506                     and Public Policy at Swarthmore
                                                                                        College; engaged in various
                                                                                        Investments

         William L. Richter                 450 Park Avenue, 28th Floor                 Chairman and President of Richter
                                            New York, New York 10022                    Investment Corp. and Richter &
                                                                                        Co., Inc.; Co-Chairman of Avesis
                                                                                        Incorporated, Vice-Chairman of
                                                                                        Rent-A-Wreck of America, Inc.;
                                                                                        Mr. Richter exercises
                                                                                        approximately 85% of the voting
                                                                                        control of Richter Investment Corp.
         Executive Officers
         ------------------

         William L. Richter                 450 Park Avenue, 28th Floor                 President
                                            New York, New York 10022

         L. Christine Lynch                 450 Park Avenue, 28th Floor                 Vice President and Secretary
                                            New York, New York 10022

2.       Richter & Co., Inc.
         -------------------


         Directors
         ---------

         William L. Richter                 450 Park Avenue, 28th Floor                 Director
                                            New York, New York 10022



         Executive Officers
         ------------------

         William L. Richter                 450 Park Avenue, 28th Floor                 President
                                            New York, New York 10022

         L. Christine Lynch                 450 Park Avenue, 28th Floor                 Vice President
                                            New York, New York 10022

                               Page 14 of 15 Pages

                                    EXHIBIT 9


                     CERTIFICATION REGARDING JOINT FILING OF
                     ---------------------------------------
                     SCHEDULE 13D PURSUANT TO RULE 13d-l(f)
                     --------------------------------------
                    OF THE SECURITIES AND EXCHANGE COMMISSION
                    -----------------------------------------


                  William L. Richter, Richter & Co., Inc. and Richter Investment Corp. do hereby certify that the Schedule 13D to which this certification is attached as Exhibit 4 is being filed with the Securities and Exchange Commission on behalf of each of the undersigned.

         Dated:  February  28, 1997
                           --

                                  RICHTER & CO., INC.


                                  By: /s/ William L. Richter
                                     --------------------------------------
                                           William L. Richter
                                           President


                                  RICHTER INVESTMENT CORP.


                                  By: /s/ William L. Richter
                                     --------------------------------------
                                           William L. Richter
                                           President



                                   /s/ William L. Richter
                                   --------------------------------------
                                        William L. Richter

                               Page 15 of 15 Pages